August 30, 2007

VIA EDGAR AND FACSIMILE

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	HealthSouth Corporation
Form 10-K for the fiscal year ended December 31, 2006
Form 10-K/A for the fiscal year ended December 31, 2006
Form 10-Q for the quarterly period ended March 31, 2007

Dear Mr. Rosenberg:

On behalf of HealthSouth Corporation (also referred to hereinafter as “HealthSouth,” “we,” “our,” “us,” and the “Company”), I submit this letter in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated August 9, 2007 to the undersigned regarding the above referenced periodic reports. HealthSouth acknowledges (i) that it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) that HealthSouth may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As disclosed in our Form 10-Q for the quarterly period ended March 31, 2007, and in subsequent filings with the Commission, the following events have occurred in 2007 as a result of our previously announced exploration of strategic alternatives to enhance stockholder value and to reposition our primary focus on the post-acute sector:

▪

On January 27, 2007, we entered into an agreement with Select Medical Corporation (“Select Medical”), a privately owned operator of specialty hospitals and outpatient rehabilitation facilities, to sell our outpatient rehabilitation division. This transaction closed on May 1, 2007, other than with respect to certain facilities for which approvals for the transfer to Select Medical had not yet been received as of such date.

▪

On March 25, 2007, we entered into an agreement to sell our surgery centers division to ASC Acquisition LLC (“ASC”), a Delaware limited liability company and newly formed affiliate of TPG Partners V, L.P. (“TPG”), a private investment partnership. This transaction closed on June 29, 2007, other than with respect to certain facilities for which approvals for the transfer to ASC had not yet been received as of such date.

▪

Our board of directors determined that it was in the best interest of the Company and its stockholders to divest our diagnostic division. During the first quarter of 2007, our financial advisor for this divestiture, Deutsche Bank Securities, Inc., in conjunction with our management, continued the solicitation of interest from third parties regarding their desire to acquire our diagnostic division. On April 19, 2007, we entered into an agreement with an affiliate of The Gores Group, a private equity firm, to sell our diagnostic division. This transaction closed on July 31, 2007, other than with respect to one facility for which approval for the transfer had not yet been received as of such date.

As a result of the foregoing, our surgery centers, outpatient, and diagnostic divisions have been reported as held for sale in our condensed consolidated balance sheets and in discontinued operations in our condensed consolidated statements of operations and comprehensive loss and our condensed consolidated statements of cash flows in accordance with Financial Accounting Standards Board (“FASB”) Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in the first quarter of 2007, and in subsequent filings with the Commission.

In connection with the closing of the transaction to sell the Company’s surgery centers division, which qualified as a “significant subsidiary” under Regulation S-X promulgated by the Commission, we filed a Current Report on Form 8-K on July 5, 2007 (the “Form 8-K”) showing unaudited pro forma financial information and related notes thereto illustrating the effects of the disposition of the Company’s surgery centers division on the historical financial position and results of operations of the Company. While the dispositions of the outpatient and diagnostic divisions did not qualify as disposals of significant subsidiaries, the impact of their disposition on our historical financial position and results of operations were included in the pro forma financial information in the Form 8-K in order to provide the reader with a more meaningful view of the Company going forward.

With the above as background, we have determined it is most appropriate to respond to the Commission’s comments using financial and other data that reflects the continuing operations of the Company. Therefore, our responses presented herein represent the continuing operations of our inpatient division, including corporate overhead. In addition, we respectfully submit that in light of the significant changes to the Company, as described above, it would not provide investors with any meaningful information at this point for us to amend prior filings. Rather, we intend to include the information that is responsive to the Staff’s comments in future filings, to the extent such disclosure is required.

To assist in your review, the numbered paragraphs and headings below correspond to those used in your letter of August 9, 2007. The text of each comment appears in bold and HealthSouth’s response immediately follows. Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the above referenced periodic reports. Unless otherwise indicated, all references to page numbers and captions correspond to the page numbers and captions used in the applicable periodic report.

Form 10-K for the Fiscal Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm, page F-2

1.

Your independent accountant’s report does not appear to reflect either the name of the firm or a related virtual signature. Please amend your Form 10-K for the year ended December 31, 2006 to include a signed accountant’s report in accordance with Article 2-02(2) of Regulation S-X.

Response

The lack of the firm’s name and related virtual signature on our independent registered public accounting firm’s report appears to be due to a technical issue encountered during the transmission of the report to the Commission. Our project file, or “eep” file, which holds the Form 10-K, and the related “htm” files both contain the firm’s name and related virtual signature. However, when we exported the “eep” file into an “xfd” file, or the transmittal file that is exported and sent to the Commission, these two lines disappeared. We are working with our software vendor to identify the specifics of this issue and to prevent this technical glitch from recurring.

We respectfully inform the Commission that the independent registered public accounting firm’s report in our Form 10-K for the fiscal year ended December 31, 2006 has been updated via a Current Report on Form 8-K filed on March 30, 2007. The firm’s name and related virtual signature are included in said filing.

Form 10-K/A for the Fiscal Year Ended December 31, 2006 (Filed on March 22, 2007)

Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 2

Consolidated Results of Operations, page 4

Adjusted Consolidated EBITDA, page 14

2.

Your presentation of “Adjusted Consolidated EBITDA” as an operating performance indicator appears to smooth earnings by eliminating recurring items, such as depreciation and amortization, interest income/expense and income tax expense from the most comparable GAAP performance measure. We do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. Please amend your Form 10-K/A for the fiscal year ended December 31, 2006 and your Form 10-Q for the period ended March 31, 2007 to remove all references to “Adjusted Consolidated EBITDA” as a consolidated measure of operating performance. Refer to “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” on our website at www.sec.gov/divisons/corpfin/faqs/nongaapfaq.htm that we issued on June 13, 2003. Additionally, please revise your Management’s Discussion and Analysis in both amended filings to include your discussion of “Adjusted Consolidated EBITDA,” as well as the related reconciliation to net cash (used in) provided by operating activities, within your “Liquidity” discussion.

Response

As we disclose on page 14 of the Form 10-K/A for the fiscal year ended December 31, 2006 (the “Form 10-K/A”), our management believes Adjusted Consolidated EBITDA, as defined under our Credit Agreement, has provided investors with information about our operating performance, leverage capacity, our ability to service our debt, and our ability to make capital expenditures. We began providing our creditors with Adjusted Consolidated EBITDA information during negotiations with them to cure defaults under our indebtedness after the fraud committed by former management of the Company was revealed. During these negotiations and while we undertook the reconstruction of our accounting records and restatement of our financial statements, we were unable to provide financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”) to our creditors. Our creditors later agreed that Adjusted Consolidated EBITDA was an acceptable measure of financial performance, and in doing so, worked with the Company to establish it as a measure of the Company’s continuing earnings and cash generation capacity. This measure was also intended to recognize that the Company would incur significant expenditures to overcome the issues arising from the Company’s former accounting practices and related events. Providing Adjusted Consolidated EBITDA to our creditors was critical in obtaining the amendments to our indebtedness, and it became, and still is, the key component of certain material covenants contained within our Credit Agreement.

In addition, we believe our stakeholders have benefited from having this information over the past few years given the significant costs we have incurred and challenges we have faced since the fraud that was revealed in 2003. It has been meaningful because it provided investors with a measure used by our internal decision makers to evaluate our recurring operating performance and allowed management and our investors to readily view operating trends.

Although we disclose on page 15 of the Form 10-K/A that Adjusted Consolidated EBITDA is not a measure of financial performance under GAAP, that the items excluded from Adjusted Consolidated EBITDA are significant components in understanding and assessing financial performance, and that Adjusted Consolidated EBITDA should not be considered a substitute for net loss, we acknowledge the Staff’s concern of our historical reporting of Adjusted Consolidated EBITDA as an operating performance measure. In that regard, as disclosed on page 49 of our Form 10-Q for the quarterly period ended June 30, 2007, as we continue to deleverage our balance sheet and the large, non-ordinary course charges related to the “sins of the past” are behind us, this measure will become less significant to us as an operating performance measure.

It is with the above in mind that we respectfully request that we not be required to amend our historic filings to remove all references to Adjusted Consolidated EBITDA as a consolidated measure of operating performance, but rather we eliminate all references to Adjusted Consolidated EBITDA as a consolidated measure of operating performance in future periodic reports filed with the Commission. We will continue to include references in future filings to Adjusted Consolidated EBITDA as a liquidity measure. As noted throughout our Form 10-Q for the quarterly period ended June 30, 2007, our leverage and liquidity are improving. We used the net proceeds from the divestiture of our surgery centers, outpatient, and diagnostic divisions to reduce debt, and we expect to deleverage the Company through receipt of income tax refunds from amended and restated income tax returns from prior years. In addition, by the end of 2007, we will have made all payments associated with our Medicare Program Settlement and SEC Settlement (as discussed in Note 22, Medicare Program Settlement, and Note 23, SEC Settlement, to the consolidated financial statements included in our Current Report on Form 8-K filed on March 30, 2007). The finalization of these payments coupled with the strategic repositioning that we completed with the sale of our diagnostic division in July 2007 reduces the significance of Adjusted Consolidated EBITDA as an operating performance measure. Therefore, while we believe it was important to our stakeholders in reports filed with the Commission through the second quarter of 2007, we believe its importance as an operating performance measure has diminished and that the most appropriate action to take is to remove it as such going forward.

Critical Accounting Policies, page 48

Revenue Recognition, page 48

3.	Please provide us with the information that follows in a disclosure-type format.

▪	The specific assumptions and judgments used in determining your contractual allowance estimate.

Response

Our accounting system calculates contractual allowances on a patient-by-patient basis based on the rates in effect for each primary third-party payor. Other factors that are considered and could further influence the level of our reserves include the patient’s total length of stay for in-house patients, the proportion of patients with secondary insurance coverage and the level of reimbursement under that secondary coverage, and the amount of charges that will be disallowed by payors. Such additional factors are assumed to remain consistent with the experience for patients discharged in similar time periods for the same payor classes, and additional reserves are provided to account for these factors, accordingly.

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For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example, for 2006, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2005 and the amount of the new estimate or settlement amount that was recorded during 2006.

Response

As discussed in Note 1, Summary of Significant Accounting Policies, “Reconstruction and Restatement of our Consolidated Financial Statements,” included in our Form 10-K for the year ended December 31, 2004, we performed a substantive reconstruction of our financial statements for the year ended December 31, 2003. These financial statements were filed with the Commission on June 27, 2005. Due to the length of time between the balance sheet date and the filing of the financial statements (noting that nearly all collections take place within the first 12 months following the service date), we were able to validate our accounts receivable balance, including the reserve for contractual allowances, through a comparison of subsequent cash receipts. Therefore, no significant amounts related to the December 31, 2003 accounts receivable were adjusted in 2004. For the periods ended December 31, 2004 and 2005, we recorded net decreases of approximately $7 million and $6 million, respectively, in our reserve for contractual allowances related to prior years’ accounts receivable. These amounts represent approximately 0.4% of our net operating revenues in each year. We believe such amounts are not material and do not require disclosure. We will continue to assess the materiality of future adjustments in order to determine whether disclosure is required.

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Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from third party payors as of the latest balance sheet date could have on your financial position and results of operations.

Response

Historically, changes in our estimates of unsettled amounts from third-party payors have not been material to our financial position or results of operations, and accordingly, have not been disclosed; however, the impact on our financial position and results of operations of each increase or decrease in the reserve for contractual allowances by 1% of the gross accounts receivable balance would be approximately $3 million.

4.	Please provide us with the information that follows in a disclosure-type format.

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In a comparative tabular format, detail your payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e., unbilled, less than 30 days, 30 to 60 days, etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e., Medicare, Medicaid, managed care and other, and self-pay). We would expect self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

Response

See Note 1, Summary of Significant Accounting Policies, “Accounts Receivable,” to the consolidated financial statements included in our Current Report on Form 8-K filed on March 30, 2007 for a tabular presentation of the payor mix of our net accounts receivable balance. The information as of December 31, 2006 was updated in our Form 10-Q for the quarterly period ended June 30, 2007 to reflect the qualification of our surgery centers, outpatient, and diagnostic divisions as assets held for sale and discontinued operations. The updated information is as follows:

December 31, 2006
Medicare	56.2%
Medicaid	3.6%
Workers’ compensation	4.5%
Managed care and other discount plans	24.6%
Other third-party payors	8.9%
Patients	2.2%
Total	100.0%

The aging of our net accounts receivable balance by payor category is as follows:

	December 31, 2006
	0 – 30 Days	31 – 60 Days	61 – 90 Days	91 – 120 Days	120+ Days	Total
	(In Millions)
Medicare	$ 100.2	$ 8.4	$ 4.8	$ 2.8	$ 5.6	$ 121.8
Medicaid	3.9	1.3	0.7	0.5	1.3	7.7
Workers’ compensation	5.1	1.8	1.0	0.9	1.0	9.8
Managed care and other
discount plans	31.7	9.6	4.9	2.6	4.4	53.2
Other third-party payors	10.0	3.7	2.5	1.0	2.0	19.2
Patients	1.9	0.6	0.4	0.6	1.3	4.8
Total	$ 152.8	$ 25.4	$ 14.3	$ 8.4	$ 15.6	216.5
Non-patient accounts
receivable						0.8
Accounts receivable, net						$ 217.3

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Describe the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written-off and supplement your discussion with the following information:

a.	The threshold (amount and age) for account balance write-offs;
b.	Whether or not and to what extent you use specific identification for account write-offs; and
c.	Whether or not accounts are written-off prior to going to legal or collection agencies. If not, quantify the amount included in accounts receivable and the related allowance.

Response

We estimate our allowance for doubtful accounts based on the aging of our accounts receivable, our historical collection experience for each type of payor, and other relevant factors so that the remaining receivables, net of allowances, are reflected at their estimated net realizable values. Accounts requiring collection efforts are reviewed each 30 days via system-generated work queues that automatically stage accounts requiring collection efforts for patient account representatives. Collection efforts include contacting the applicable party (both in writing and by telephone), providing information (both financial and clinical) to allow for payment or to overturn payor decisions to deny payment, and arranging payment plans with self-pay patients, among other techniques. When all in-house efforts have been exhausted, accounts may be turned over to a collection agency for additional collection efforts. As of December 31, 2006, patient accounts were written off based on account size, age, status with a collection agency, or other information that indicated the account was uncollectible.

Form 10-Q for the Quarterly Period Ended March 31, 2007

Notes to Condensed Consolidated Financial Statements

Note 6. Assets Held for Sale and Results of Discontinued Operations, page 9

5.

It appears that you have included all assets and liabilities of the discontinued divisions in the asset and liability “held for sale” accounts in your condensed consolidated balance sheets. Please tell us if you are transferring all of the asset and liability accounts related to the discontinued operations to the buyers. Refer to paragraph B90 of SFAS No. 144.

Response

We believe we have complied with FASB Statement No. 144 by classifying as “held for sale” the asset and liability accounts that will be sold, transferred, or settled as part of management’s plan to sell the reportable segments that qualify as discontinued operations. In our case, at the time the recognition criteria for a discontinued operation were met, we believed that certain liabilities directly associated with each divested division would remain with HealthSouth. Specifically, amounts included on the line entitled Refunds due patients and other third-party payors, which consist primarily of overpayments received from our patients and other third-party payors, would remain with HealthSouth post-closing. Recognizing this, as part of the plan of sale, we have been negotiating the settlement of these amounts with third-party payors and various tax jurisdictions.

We clearly disclose to our investors that while these liabilities were incurred by and are directly attributable to the divested divisions, they will be settled by HealthSouth rather than being transferred to the buyers of the divested divisions. As we continue our settlement negotiations, any changes in these estimates will be reported in discontinued operations in accordance with paragraph 44 of FASB Statement No. 144. Accordingly, the articulation of the balance sheet and income statement classification of these liabilities/costs results in consistent, transparent, and understandable information to investors.

We have considered paragraphs B88-B90 of FASB Statement No. 144. It is our understanding that those paragraphs explain how the FASB revised the exposure draft’s held for sale criteria to prevent grouping from being used inappropriately to offset unrealized losses against unrealized gains without relying on a criterion that would require that the expected sales proceeds of the group be higher than the proceeds for the individual assets in the group. Thus, it appears to us that the discussion in paragraph B90 addresses the concept of a disposal group in the context of recognition and measurement.

In particular, we note that the language in paragraph B90 supports the FASB’s definition of a “disposal group” in paragraph 4 of the standard. As defined in paragraph 41, not every disposal group qualifies as a discontinued operation. Correspondingly, not every discontinued operation would meet the definition of a disposal group in that the latter’s definition requires disposal “in a single transaction.” Further, footnote 4 to paragraph 4 indicates that liabilities directly associated with assets held for sale could either be transferred or settled as part of the sale. Thus, we believe paragraph 46, as applied to a discontinued operation that meets the held for sale criteria in paragraph 30, indicates that the assets and liabilities of the discontinued operation that will be sold, transferred, or settled as part of the plan of sale should be separately disclosed as “held for sale” whether or not the sale/transfer/settlement will occur in a single transaction.

If you have any questions or comments relating to this correspondence, please do not hesitate to contact me at (205) 970-7900.

Sincerely,

/s/ John L. Workman

John L. Workman

Executive Vice President and

Chief Financial Officer

cc:	Amy Bruckner
Securities and Exchange Commission

Joel Parker
Securities and Exchange Commission

Robert B. Pincus, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP